EXHIBIT (d)

Done

in Frankfurt am Main

on June 27,2013

Before me,

the undersigned Notary Public

Dr. Klaus J. Muller

with official residence in
60322 Frankfurt am Main
Eschersheimer LandstraBe 60

appeared today,

in the premises of Arnecke Siebold Rechtsanwalte Partnerschaftsgesellschaft in
60486 Frankfurt am Main, Hamburger Allee 4,

whereto the Notary Public has betaken himself

due to the request of the deponents

because of their indispensability

1.	Mr. Ran Langer,

born August 15, 1945,
residing An der Bergstrafle 6,60437 Frankfurt am Main,

- hereinafter referred to as "Deponent 1" -,

stating that he is not acting in his own name, but exclusively for

I-SEC Germany GmbH

Kanalstr. 16, D-65510
HUnstetten,

a German company with limited liability registered in the Commercial Register of the Local Court of Wiesbaden under register no. HRB 24404,

- hereinafter referred to as "I-SEC" or "Purchaser" -,

in his capacity as managing director of l-Sec with individual power of representation, who is exempt from the restrictions of Sec. ) 81 of the German Civil Code.

According to his personal inspection of June 26, 20 J 3 of the entries in the electronic Commercial Register of the Local COUli of Wiesbaden under register no. HRB 24404, the officiating Notary Public hereby confirms that the Deponent 1 is registered as managing director of I-SEC, who is exempt from the restrictions of Sec. 181 of the German Civil Code and entitled to represent I-SEC individually.

and

2.	Mr. Oliever Hecht,

born February 11, 1964,
residing Pfeddersheimer Weg 56b,
14129 Berlin,

- hereinafter referred to as "Deponent 2" -,

stating that he is not acting in his own name, but exclusively for

Brink's Sicherheit GmbH

Insterburger Str. 7 A D-60487
Frankfurt am Main,

a German company with limited liability registered in the Commercial Register of the Local Court of Frankfurt am Main under register no. HRB 25422,

- hereinafter referred to as "BSG" or "Seller" -,

in his capacity as managing director ofBSG with individual power of representation.

According to his personal inspection of June 26, 2013 of the entries in the electronic Commercial Register of the Local Court of Frankfurt am Main under register no. HRB 25422, the officiating Notary Public hereby confirms that the Deponent 2 is registered as managing director of BSG and

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entitled to represent BSG individually.

The Deponent I proved his identity by submitting his Israeli passport No. 13029471 to the Notary Public.

The Deponent 2 proved his identity by submitting his German personal identity card No. L3G 1 0534C to the Notary Public.

The Notary Public asked the Deponents whether there had been a previous involvement in this matter pursuant to Section 3 para I No.7 of the German Law on Notarial Recordings. The Deponents answered in the negative.

The deponents requested that the following declarations be recorded in the English language. The Notary Public ascertained to his satisfaction that the deponents have adequate command of the English language and declared that he has command of the English language as well. Upon being instructed by the Notary Public as to their respective rights, the deponents waived to have this deed translated and to obtain the services of a sworn interpreter.

Thereupon, the deponents asked the Notary Public for the following to be recorded:

The Seller and the Purchaser hereby conclude the following

Share Purchase and Transfer Agreement

I.

Preamble

1.1.	WHEREAS the Seller, holding 100 % of the share capital of Brink's Deutsche Luftsicherheit GmbH, a German company with limited liability registered in the Commercial Register of the Local Court of Frankfurt am Main under register no. HRB 95337 ("BDLG" or the "Company"), consisting of25,000.00 (in words: twenty five thousand) shares in the nominal amount of EUR 1.00 ("Sale Shares") is the sole shareholder ofBDLG.
1.2.	WHEREAS BSG has sold its aviation security services business by transferring this business section (consisting essentially of passenger controls on Terminal 2 of Frankfurt/Main Airport (FRA) and freight control for certain customers in the airport's cargo area) to BDLG.
1.3.	WHEREAS, BSG is operating its business in the field of services in the area of "guarding" (comprising guarding and security services for objects, goods and individuals), "monitoring" (including GPS-supported monitoring and tracking of an alarm) and "USE" (including specialized guarding services for public customers) in the Federal Republic of Germany;
1.4.	WHEREAS, BDLG is operating its business solely in the field of professional aviation security services business, including in particular passenger and freight controls pursuant to Sec. 5 of the German Aviation Security Act on behalf of the German Aviation Security Agencies, using employees vested with respective administrative powers by the responsible agency (air security aviation assistants), personnel and goods control according to Sec. 8 of the German Aviation Security Act on behalf of airport operators, airplane searching and guarding according to Sec. 9 of the German Aviation Security Act, as well as freight, boarding tickets, documents and access controls, provision of narcotics or sniffer detection dogs, the GPS and RFID control and the cus-

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tody of runways and other guarding services related hereto like luggage storage as well as the consulting in all areas of aviation and air-port security with its business premises at the Frankfurt/Main Airport, and for few customers in North Rhine Westphalia/airport DUsseldorf and at the airport of Hamburg;

1.5.	The Seller has agreed to sell and transfer the Sale Shares to the Purchaser in accordance with the provisions of this Agreement.
1.6.	The Company does not own real property.

II.

Definitions and Interpretation

1.1.	Definitions:

In this Agreement:

"Affiliates" or "Affiliated Companies"	mean any related undertakings within the meaning of Sections 15 et seqq, AktG;
"Agreement"	means this Agreement and the Schedules hereto;
"AktG"	means the German Stock Corporation Act;
"AO"	means the German Fiscal Code;
"APA"	means the transfer agreement between BSG and BDLG as mentioned in Part I, Clause 1.1.2;
"Assets"	means raw materials, movable goods, installations and equipment, and all other assets, including, but not limited to, such (physical) assets in accordance with Section 266 para 2 HGB. Assets shall also include financial assets;
"Authorizations"	means all authorizations, licenses, permits, certificates, approvals or other documents to be issued by an administrative authority 01' any other authority or by a professional entity;
"BDLG"	has the meaning given to it in Part I, Clause 1.1;
"BGB"	means the German Civil Code;
"BMI"	means the German Federal Ministry of the Interior
"BMI-Contract"	means the service agreement, formerly between BSG and the German Federal Police (Bundespo/izei), represented by the German Federal Ministry of the Interior, with regard to the rendering of inter alia passenger controls on Terminal 2 of the Frankfurt/Main Airport (FRA), according to the letter B 1.16 - 4202/09: 1 of the Procurement

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Office of the German Federal Ministry of the Interior.
"BSG"	shall mean Brink's Sicherheit GmbH, Insterburger Str. 7a, 60487 FrankfurtlM., registered in the Commercial Register of the Local Court of Frankfurt/M. under no. HRB 25422
"BSG Aviation Security Services Business"	means the Aviation Security Services Business of BSG relating to the rendering of passenger and freight controls pursuant to Sec. 5 of the German Aviation Security Act on behalf of the German Aviation Security Agencies, using employees vested with respective administrative powers by the responsible agency (air security aviation assistants), especially with regard to the rendering of passenger controls on Terminal 2 of the Frankfurt/Main Airport (FRA), according to the letter B 1.16 - 4202/09: 1 of the Procurement Office of the German Federal Ministry of the Interior ("BMI-Contract"), as well as to cargo screening activities rendered at the airport in DUsseldorf for a specific customer and further airport security services rendered in Hamburg for another security services provider.
"Business"	means the business currently undertaken by the Company which includes without limitation: professional aviation security services business, including in particular passenger and freight controls pursuant to Sec. 5 of the German A viation Security Act on behalf of the German Aviation Security Agencies, using employees vested with respective administrative powers by the responsible agency (air security aviation assistants), personnel and goods control according to Sec. 8 of the German Aviation Security Act on behalf of airport operators, airplane searching and guarding according to Sec. 9 of the German Aviation Se~ curity Act, as well as freight, boarding tickets, documents and access controls. provision of narcotics 01' sniffer detection dogs, the GPS and RFID control and the custody of runways and other guarding services related hereto like luggage storage as well as the consulting in all areas of aviation and airport security with its business premises at the Frankfurt/Main Airport, and for few customers in North Rhine Westphalia/airport DUsseldorf and at the airport of Hamburg;
"Business Day"	means a day other than a Saturday or Sunday or public holiday in Frankfurt am Main, Germany;
"Clearing Account"	means the consolidated intercompany clearing accounts between BSG and Seller's sole shareholder Brink's Deutschland GmbH (as creditor) and BDLG (as borrower) reflecting the amount by which the business opera-

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tions ofBDLG were financed between February 25, 2013 through the date of this Agreement by virtue of intercompany loan/s. In the context of this definition financing refers to cash contributions as well as contribution in kind, including payment of debt commercially attributable to the Company and paid for the benefit of BDLD at the Closing Date; in this Agreement any concrete balance of the Clearing Account denominated in Euro reflects the expected status of the Clearing Account as of expiry of June 30, 2013, as calculated on June 25, 2013;
"Closing"	means the process of consummating the Transaction in accordance with Part III, Clause QJ.;
"Closing Conditions"	has the meaning as set out in Part III, Clause1;
"Closing Confirmation"	has the meaning set out in Part III, Clause 6.4;
"Closing Date"	has the meaning set out in Part III, Clause 6.1;
"Closing Events"	has the meaning set out in Part III, Clause 6.2;
"Company"	has the meaning given to it in the introductory Clauses above, and includes each and all predecessors of the Company, where applicable;
"Competition"	has the meaning set out in Part III, Clause III. 1 0.1 (b);
"Contract Territory"	has the meaning set out in Part III, Clause Ill. I 0.1 (a);
"Customers"	means all clients and customers of the Company;
"Date of this Agreement"	means the date on which this Agreement is executed;
"Encum brance"	means all liens, sureties, interest, charges, restrictions, options, promises or third patty rights, vested remainder, or interest;
"GAAP"	means generally accepted accounting principles;
"GmbHG"	means the German Act concerning companies with Limited Liability;
"GoB"	means generally accepted German standards of proper accounting;
"HGB"	means the German Commercial Code;
"Individual Claim"	has the meaning given to it in Clause 8.2;
"Interest(s)"	means any ownership, investment or interest(s) held by the Company in any Person either as participation in corporations, or in any partnership, association, cooperation, society, or similar organization;

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"Law"	means any federal, state, local or other law or treaty or governmental requirement of any kind, and the rules, regulations and orders promulgated there under;
"Parties"	means collectively the Seller and the Purchaser, and "Party" means one or the other of the aforesaid;
"Person"	shall mean an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental body, and pronouns which refer to a Person have a similarly extended meaning;
"I-SEC" or "Purchaser"	means l-Sec Germany GmbH as described in the notarial introductory Clauses to this notarial deed;
"Purchase Price"	means the purchase price for the Sale Shares as stated in Part III, Clause 3. I;
"Sale Shares"	has the meaning given to it in Part I, Clause I.l.l;
"Schedule"	means any Schedule to this Agreement, and "Schedules" only means all and every Schedule;
"Seiler"	means Brink's Sicherheit GmbH as described in the notarial introductory clauses to this notarial deed;
"Seller's Affiliate"	means any related undertaking affiliated with the Seller within the meaning of Sections 15 et seqq. AktG;
"Seller's Best Knowledge"	shall have the meaning as defined in Part III, Clause 7.1;
"Taxes"	means all direct or indirect taxes and ancillary taxes including, without limitation, income, trade, gross receipts, capital gains, net worth, capital duty, franchise, property, value added, employment, and withholding taxes, stamp or registration duties, fiscal contributions, customs and excise duties (Steuern und steuerliche Nebenleistungen according to § 3 AO and similar foreign charges), license fees and social security contributions (particularly for health, home care, old age, and unemployment insurance) for which the Company, including each and any of its predecessors, is liable under all laws and regulations applicable to it, whatever the basis for recovering the fee or the entity responsible for recovering such amount and generally all additional amounts imposed with respect to the foregoing, including all interest, fines, penalties, and other charges relating to it, and including any transferee or secondary liability in respect of the fore-going (whether by law, contractual agreement or otherwise);
"Tax Regulations"	means all legislation with respect to Taxes as well as any applicable regulation or other official pronouncement of

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the applicable rules binding for a taxpayer in a country having taxing jurisdiction over the Company, as well as any international treaty (including directives, regulations or other applicable treaties in the relevant country), and any other binding authority applicable in a taxing (or social security) jurisdiction;
"Transaction"	means the sale and assignment by the Seller to the Purchaser of the Sale Shares pursuant to this Agreement;
"Transfer Date"	means July 1,2013,00:00 hours CET, unless the Closing Confirmation is signed after this date; then, the Transfer Date, upon which the transfer of ownership of the Sale Shares shall become effective, shall correspond to such later date as determined in the Closing Confirmation; if no determination is contained in the Closing Confirmation, the Sale Shares shall transfer upon the mutual signing of the Closing Confirmation by both Patties;
"Warranties"	has the meaning given to it in Part III, Clause 7;
"ZPO"	means the German Code of Civil Procedure.
1.2.	Part, section and Schedule headings do not finally affect the interpretation of this Agreement.
1.3.	Words in the singular include the plural and in the plural include the singular.
1.4.	A reference to one gender includes a reference to the other gender.
1.5.	A reference to a statute or statutory provision is a reference to it as it is in force for the time being and at the Closing Date and includes any subordinate legislation for the time being in force made under it.

III.

Sale and Purchase of the Sale Shares

1.	Sale of the Sale Shares
1.1.	The Seller herewith sells the Sale Shares including all rights and obligations arising thereof to the Purchaser.
1.2.	The Purchaser hereby purchases the Sale Shares according to the preceding Clause 1.1.
1.3.	At the Transfer Date, the Purchaser shall have the right to all dividends, interim dividends and other distributions payable in respect of the Sale Shares relating to the business year commencing on January 1,2013 and previous fiscal years for which resolutions concerning the distribution of dividends have not yet been adopted, and the Purchaser shall accordingly receive all benefits from SUbscription and allocation rights attached to the Sale Shares.

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2.	Assignment of the Sale Shares
2.1.	With effect as of the Transfer Date, and subject to fulfillment or waiver of the Closing Conditions set forth in Clause 4, the Seller hereby assigns the Sale Shares to the Purchaser including all rights and obligations pertaining thereto.
2.2.	The Purchaser hereby accepts the assignment of the Sale Shares from the Seller according to the preceding Clause 2.1.
3.	Purchase Price
3.1.	The total purchase price for the Sale Shares shall amount to

EUR 25,000.00

(in words: Euro twenty five thousand)

net of statutory V AT, which does not accrue ("Purchase Price").

3.2.	The Purchase Price shall be due upon the Closing Date and shall be transferred by wire transfer without cost to the following bank account ofBSG:
Bank:	Bank of America Merill Lynch
Bank code:	500 10900
Account no.:	18548015
IBAN:	DE91 5001 0900 0018 5480 15
BIC/SWIFT:	BOFADEFX
4.	Closing Conditions

The assignment and transfer of the Sale Shares in accordance with the terms of this Agreement is conditional upon

(a)	the payment of the Purchase Price in accordance with Clause 3.2 at the Closing, and
(b)	settlement of the intercompany Clearing Account through re-payment of the credit balance on account and for the benefit of BDLG in an amount of not less than EUR 816,586.77 (in words: Euro eight hundred sixteen thousand five hundred eighty six 77/100) to the Seller's bank account designated in Clause 3.2 at the Closing Date.
5.	Pre-Closing Actions and certain Undertakings
5.1.	Seller's other Obligations prior to Closing
5.1.1	Prior to Closing the Seller shall, and shall procure that the Company shall, if and to the extent legally permitted:
(a)	collaborate with the Purchaser in relation to all material matters concerning the business of the Company,
(b)	cooperate with the Purchaser in good faith and procure that the Purchaser has reasonable access to all information required for a successful completion of the Transaction.

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5.I.2	The Seller shall to the extent available present Purchaser with monthly accounts of the Company which shall have been prepared according to German GAAP observing the statutory provisions and standards of proper accounting (the "Monthly Accounts").
6.	Closing
6.I.	Date and Place

The execution of this Transaction ("Closing") shall take place at the offices of the law firm Arnecke Siebold, Hamburger Allee 4, 60486 Frankfurt am Main or at such other place the Parties may mutually agree upon.

The Closing shall occur on June 27, 2013, 01' on any preceding business day as mutually agreed between the parties. The day as determined in accordance with the preceding provisions or such other date the Parties may mutually agree upon shall be the "Closing Date".

6.2.	Closing Events

At the Closing,

6.2.1	the Purchaser shall pay the Purchase Price to the Seller's bank account in accordance with Clause 3.2;
6.2.2	the Purchaser shall pay an amount ofEUR 816,586.77 (in words: Euro eight hundred sixteen thousand five hundred eighty six 77/100) of the negative balance of the intercompany Clearing Account to the Seller's bank account designated in Clause 3.2;
6.2.3	the Seller, in his capacity as sole shareholder of BDLG, shall convene a shareholders' meeting and adopt by virtue of notarial deed the following resolutions:
(i)	Change of the firm name ofBDLG to "l-Sec Deutsche Luftsicherheit GmbH";
(ii)	Revocation/acceptance of resignation of the managing directors Oliever Hecht and Elke Brackhage;
(iii)	Revocation of power of procuration tWiderruf der Prokurai of Ms. Julia Hennes and Ms. Stephanie Muller-Kuche;
(iv)	Appointment of new managing director Mr. Ran Langer;
6.2.4	the new managing director, Mr. Ran Langer shall sign before a notary public an application letter to the Commercial Register relating to the changes mentioned in Clause 6.2.3.
6.3.	Each Party shall also execute and/or deliver any and all such further instruments and other documents, and take all such actions, as may be necessary. in order to give full effect to the provisions of this Agreement and the transfer of the ownership of the Sale Shares.
6.4.	Waiver of Closing Events

The Seller may waive the Closing Event set out in Clause 6.2 or any evidence thereof. Any such waiver shall be in writing and specify the Closing Event or the evidence that is so waived.

6.5.	Closing Confirmation

After the Closing Events have taken place (or have been duly waived), the Seller and the Pur-

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chaser shall confirm by way of a jointly executed document that the Closing Conditions have been fulfilled (or have been duly waived) and that the Closing Events have taken place (or have been duly waived) and that Closing has occurred ("Closing Conflrmatlon"). For the avoidance of doubt: If the Closing Confirmation is signed prior to the Transfer Date, the assignment of the Sale Shares shall occur on the Transfer Date; if the Closing Confirmation is signed after the Transfer Date, the assignment of the Sale Shares shall become effective as of such later date.

7.	Representations and Warranties

The Seller represents and warrants to the Purchaser that the following information is correct. All representations and warranties made in this Clause 7 ("Warranties") are separate agreements in the sense of Section 311 para. 1 BGB, i.e, warranties of its own by way of an independent promise of guarantee (selbstandiges Garantieversprechen). None of the Warranties is a guarantee or agreement on the condition in the sense of Sections 434, 443, 444 BGB and under no circumstances shall it be construed as such. All Warranties refer to the Date of this Agreement, unless stated otherwise.

7.1.	Seller's Best Knowledge

The Seller is liable for the incorrectness and/or incompleteness of Warranties even if the respective incorrectness 01' incompleteness is not its fault. To the extent that Warranties are given "to the Seller's Best Knowledge", the Seller is not liable if the Seller has neither knowledge, nor any lack of knowledge due to gross negligence; the knowledge, or lack of knowledge due to gross negligence, of a managing director (Geschaftsfuhreri or procurated officer (Prokurist) of BSG and/or the Company is attributed to the Seller.

7.2.	Incorporation, Shares and Corporate Background
7.2.1	The Company is a limited liability company (Gesellschaft mit beschrankter Haftung) duly incorporated and validly existing under the laws of the Federal Republic of Germany. The shareholders' meeting of the Company has not adopted any resolutions concerning the modification or amendments of the Articles of Association of the Company as displayed in the Commercial Register of the Company, which have not yet been registered there.
7.2.2	The statements in the Preamble (Part I) regarding the Company and its stated capital are complete and correct. The Seller is the legal and economical proprietor of the Sale Shares and owner of all rights related to the Sale Shares. The Seller has the right to freely dispose of the Sate Shares without requiring the consent of third parties. The Company has not issued any financial assets such as bonds or similar instruments. Neither the Seller nor any third party has any right to acquire new shares in the Company. The Sale Shares are not encumbered with rights, liens, or pledges for the benefit of the Seller, the Company or third patties, and there are no rights of first refusal, purchase rights or option rights of third parties concerning the Sate Shares.
7.2.3	The Sale Shares are fully paid up. Repayments of share capital of the Company or formal contributions to the share capital (Sacheinlagen) of the Company have not been made. The Sale Shares are not subject to any contribution obligations ikeine Nachschusspflichten). There are no obligations to make subsidiary payments or to refund any amounts paid.
7.2.4	The Company does not own shareholdings or participations, including silent participations or sub-participations, in other companies other than mentioned in this Agreement and there exist

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no conditional obligations or binding offers concerning the creation of such participations either. There are no trust agreements or similar agreements in relation to the Sale Shares, nor are there obligations in relation to shareholder rights or similar rights (e.g. a voting trust, participation in profits).

7.2.5	There exist no control agreements, profit and loss transfer agreements or other enterprise agreements as defined in Section 291 et seqq. AktG.
7.2.6	The Company is neither over-indebted nor illiquid nor in danger of becoming illiquid in the meaning of the German Insolvency Code (lnsolvenzordnung). To the Seller's Best Knowledge, no insolvency proceedings have been instituted against the assets of the Company, neither has the institution of such proceedings been denied for lack of assets or an application been filed for such proceedings.
7.3.	Affiliated Enterprises

The Company does not hold any interests in other enterprises and is also not obliged to acquire any such interests.

7.4.	Performance of the Asset Purchase Agreement

The APA referring to the Aviation Security Services Business of BSG has been properly performed by the patties and will to the Seller's Best Knowledge not be reversed by any means (including voidance by an administrator etc.). The acquisition of the Aviation Security Services Business of BSG through the Company by virtue of the APA has not been financed through debt (either third patty bank 01' shareholder loans).

7.5.	Personnel of the Company
7.5.1	The list of all employees (blue and white collar employees, executives) of the Company set out in Schedule 7.5.1 contains according to the best knowledge true details of their age, seniority, and other specifications listed as of June 23, 2013.
7.5.2	To the Seller's Best Knowledge all employees are sufficiently qualified and trained to exercise the activities they have been employed for and have obtained all the authorizations, permits and licenses necessary to exercise such activities. These authorizations, permits and licenses are in full force and effect and the activities of the Company are carried out in accordance with such authorizations, permits and licenses.
7.5.3	All amounts due 01' accrued for all remuneration of any kind and for service, which are ofmonetary value, including but not limited to salary remuneration for over-time work 01' work performed at night, on Sundays or legal holidays, relating to all current and former employees have been calculated and paid in due time in conformity with the employment agreements, collective agreements and with applicable tax rules.
7.5.4	To the Seller's Best Knowledge the terms and conditions of the employment contracts binding the Company to its employees comply with the legal and regulatory provisions and the collective bargaining and shop agreements applying to the Company.
7.5.5	Schedule 7.5.5 sets out the asserted 01' pending litigation as of June 23, 2013 and such claims in relation to personnel of the Company and details regarding the parties who are subject to such

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proceedings, the subject-matter of the litigation, the stage of the proceedings, the sums claimed from the Company.

7.5.6	Except for the disputed incidents listed in Schedule 7.5.5 and to the SeJler's Best Knowledge the Company is not liable to make any payment to any of its personnel for damages or compensation for loss of office or employment, or for redundancy 01' dismissal incurred or caused until now.
7.5.7	The Company is not involved in any labor troubles (including without limitation, any material grievances with the works council or arbitration. or strikes) or collective bargaining dispute, nor are such threatened, and no facts are known which might suggest that there may be any such troubles or collective bargaining disputes involving the Company, which could adversely affect or potentially affect the financial situation or operations of the Company.
7.6.	BMI-Contract

The German Federal Ministry of the Interior (UBMI") has granted approval to the transfer of the service agreement concerning the rendering of aviation security services under the former BSG A viation Security Services Business {"BMI-Contract"} to BDLG at Frankfurt Airport Terminal 2.

For the avoidance of doubt the Seller does not guarantee for the BMI-Contract to be irrevocable 01' not to be potentially contested by competitors and/or the BMI due to change of control of BDLG.

7.7.	Possession of Records

BDLG is in possession of propel' records in relation to all Assets and contractual relationships (e.g. employment, tenders, etc.) transferred under the APA.

7.8.	Insurance
7.8.1	To the Seller's Best Knowledge the Company has at all times maintained insurance coverage of a type and level reasonably appropriate to the Business carried out by Seller and/or the Company.
7.8.2	Schedule 7.8.2 lists the insurance policies currently available and lor entered into by the Company; for the avoidance of doubt, there is no obligation of the Seller that any of these insurance policies can be continued after the Closing Date or will be available after such date for the Company andlor the Purchaser.
7.8.3	To the Seller's Best Knowledge all respective insurance rates have been duly paid and there are no circumstances that may exclude the payment of insurance benefits for incidents occurred prior to the Closing Date.
7.9.	Taxes
7.9.1	The Company has paid all Taxes owing under any Tax Regulations (whether or not reflected on any tax return), and has withheld and paid all Taxes required to have been statutorily withheld and paid, and has collected and paid all Taxes required to have been statutorily collected and paid.

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7.9.2	The Company has satisfied all filing requirements for Tax returns or other declarations required by any applicable Tax Regulation in the form required within the necessary time limit.
7.9.3	The Company has always complied with all applicable Tax Regulations. The contractual and other relationships between the Company, the Seller, and Seller's Affiliates, including all and any transfer pricing arrangements, have complied at all times with the principles applicable between unrelated parties, and any such transfer pricing transactions have been properly documented at all times as required by applicable laws and regulations, and no transaction gives or gave reason for a re-qualification as constructive dividend of the Company.
7.9.4	The Company is incorporated under the laws of Germany and has always been exclusively resident in Germany for the purpose of Taxes, and has no permanent establishments, as defined by Tax Regulations, in any country outside of Germany.
7.9.5	The Company possesses all documents evidencing its decisions in respect of the application of the Tax Regulations and complies with its obligations in respect of the time periods for maintaining the documents as such time periods are defined by the commercial and Tax Regulations.
7.9.6	There are no outstanding rulings of or arrangements with, or requests for rulings or arrangements with any taxing authority addressed to the Company that are, or if issued would be, binding upon the Company for any period following or ending after Completion.
7.9.7	The Company has filed all requests, forms and applications to get a Tax refund, a Tax reduction, credit for Taxes paid or accrued, input tax relief, tax loss carry forwards or any other Tax benefit in a timely manner.
7.10.	Litigation

Except for the labor law incidents listed in Schedule 7.5.5, the Company is not involved in any kind of proceedings pending before courts or administrative agencies or arbitration tribunals, To the Seller's Best Knowledge, and except for current discussions with the German Federal Police concerning the correct compensation of employees of the Company during the first two years of their service, there is also no threat of such proceedings.

7.11.	Authorizations and other Permits

The Company has all the Authorizations necessary to exercise its present activities. These Authorizations are in full force and effect and the activities of the Company are carried out in accordance with such Authorizations and permits. The Company undertakes that it has made all required notifications to the competent authorities as required by law.

7.12.	Conduct of Business

To the Seller's Best Knowledge, the business of the Company has been conducted in the ordinary course of business consistent with past practice (within BSG), or in any other case with the advance consent of the Purchaser only, since May 1,2013 until the Closing Date, in particular:

(i)	The operations of the Company have been conducted in substantially the same manner as hitherto within BSG, in compliance with orderly business practices, and with the care of a prudent businessman and in accordance with all applicable laws and regulations;
(ii)	The Company has not entered into any contract or arrangement which is not within the ordinary course of business and which has a substantial impact on the value of the Com-

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pany. The Company has used its commercially reasonable efforts to preserve its relationship with its customers, suppliers and others having a business relationship with the Company;

(iii)	The Seller has not terminated 01' signed any employment contract of an employee with an annual gross base salary over EUR 40,000.00 (in words: Euro forty thousand) except in the ordinary course of business, as required by law 01' by common practice (betrtebliche Obung) 01' unless the underlying agreements have been in effect prior to the Date of this Agreement;
(iv)	The Seller has not caused the Company to effect distributions of any kind to the Seller or any of the Seller's Affiliates, except for the consideration paid for arm's length services (not exceeding EUR 45,000.00 per month) rendered in the period between May 1,2013 and the Transfer Date.

To the Seller's Best Knowledge, the business operations of the Company do not and have not infringe/d) any rights of third parties under public or civil law.

8.	Consequences of B.· each of Wan an ties
8.1.	In the event that any of the Warranties given in Clause 7 above is entirely or partly incorrect, the following shall apply:

In case of a violation of Warranties by the Seller, the Purchaser shall be put into the same position the Purchaser would have been in (restitution in kind) if the Warranties had not been breached 01', if such restitution is impossible 01' commercially unreasonable, the Seller shall pay monetary damage compensation (Schadenersatz in Geld), provided, however, that such damage compensation shall not cover internal administration or overhead costs and expenses of the Purchaser or the Company and shall exclude, for the avoidance of doubt, compensation for consequential damages.

8.2.	Claims by the Purchaser can only be asserted if and to the extent losses suffered by the Purchaser have not been finally recognized and fully paid as compensable damage by an insurance company under an insurance policy of the Company (without increasing royalties under the insurance policies).

Purchaser can assert claims based on a breach of Warranties only if an individual claim exceeds EUR 2,500.00 (in words: Euro two thousand five hundred) ("Individual Claim"), in which case the Purchaser shall be entitled to claim compensation from the first Euro on.

Seller's total liability under this Agreement, including but not limited to breach of Warranties, shall be limited to a total amount of EUR 200,000.00 (in words: Euro two hundred thousand), provided that claims under the Warranties according to Clause 7.2 under any indemnity under this Agreement shall not be subject to this liability limitation.

8.3.	The Purchaser undertakes to give notice in writing to the Seller without undue delay in case third patties assert or threaten to assert any kind of claims against the Company, the Purchaser or any of its Affiliated Companies that may lead to a responsibility of the Seller on the basis of the Warranties. The Purchaser shalt cause the Company to make available to the Seller all appropriate documents and to supply all appropriate information at hand and to give the Seller access to the books and documents belonging to the business of the Company to the extent that this is necessary 01' useful for the examination of the correctness of the claims asserted or threatened to be asserted. Seller and Purchaser shall agree on the defense of the aforementioned

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claims. Seller shall be granted adequate opportunity to participate in the defense. Neither the Purchaser nor the Company shall settle or agree to settle or compromise any claims of third parties without the Sellers consent (which consent shall not be unreasonably withheld or delayed).

8.4.	The limitation period with respect to claims of the Purchaser based on a breach of Warranties shall expire (verjahreny; to the extent not otherwise provided for in this Agreement, upon expiry of March 31,2014, excluding claims for breaches of the Warranties according to Clause 7.2 which shall expire on January I, 2016.
8.5.	Regarding the recommencement and suspension of the periods of limitation the respective statutory provisions shall apply.
8.6.	To the extent reasonable and consistent with applicable law and accounting standards, payments made by the SeJler according to this Clause 8 shall constitute an adjustment of the Purchase Price for Tax purposes.
8.7.	Unless provided for otherwise in this Agreement, any further obligations of the Seller vis-a-vis the Purchaser on the basis of any liability for material or legal defects are excluded, in particular statutory warranty claims, claims based on fault prior to or at conclusion of the Agreement or on a violation of contractual obligations or on any other legal ground with respect of the quality and the value of the Sale Shares, on which legal or factual basis whatsoever, whether known or recognizable or not; to the extent legally permissible, the legal consequences for the breach of Warranties shall be conclusively governed by this Agreement.
8.8.	The statutory liability of the Seller based on intentional breach/willful misconduct (Vorsatz) and for fraudulent misrepresentation (argltstige Tauschungy remains unaffected by the provisions in this Agreement limiting the Seller's liability.
9.	Transitional Services and further Covenants
9.1.	For a transitional period not expiring prior to July 31, 2014, the Seller shall provide to BDLG payroll accounting services against arm's length consideration (not exceeding 11.00 EUR net pel' Employee/month) pursuant to the existing framework contract with ADP Employer Services GmbH, Germany.
9.2.	The Seller represents that according to his Best Knowledge no material amount of Employees objected to a transfer of the employment relationship according to Sec. 613a BGB in connection with the APA; if an Employee objected to the transfer and remains employed with BSG, BDLG shall be liable for all costs connected with the continued employment, but limited to the following extent:
•	Regular salary until the end of the legally applicable termination period (notwithstanding the validity of the termination as assessed in a court decision);
•	Any severance payment regardless if such severance is assessed by court or mutual agreement between the parties to the employment contract, but limited to an amount not exceeding O.S times of the monthly gross salary per year of employment with the Company, including any term of preceding employment rendered as an employee of BSG;

The above compensation payable by BDLG shall be limited to a total number of 30 Employees maximum.

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However, it is understood that BSG shall use best effort to offer any Employee who has objected to the transfer any employment within the remaining BSG operations with the result that BDLG is not liable for the costs to the extent the Employee is effectively working for BSG; if no such position is available within BSG according to BSG's free discretion, BSG will immediately terminate his employment to the next possible date and second the employee to BDLG for the rendering of contractual services to the end of the notice period. BDLG will compensate BSG for the cost of employment for such employee for the term of the notice period, unless BSG fails to terminate the employment to the next possible date, or fails to request the Employee to render services on behalf of BDLG.

9.3.	The Seller further undertakes and warrants as regards the Business of the Company that after the Date of this Agreement until the Transfer Date, the Company shall only with the prior written consent of the Purchaser make any changes to the BMI-Contract.
9.4.	From the Date of this Agreement until the Transfer Date, the Seller will notify the Purchaser without undue delay regarding circumstances
(i)	of any emergency or material change in the normal conduct of the Company;
(ii)	of the threat or the initiation of any litigation, administrative proceedings, or arbitration against the Company;
(iii)	of the progress of any tax audit and any finding or statement which is likely to become relevant for the subject of the audit and future (re-)assessments
(iv)	and will keep the Purchaser fully informed of developments with respect to such events and support the Purchaser's representatives with all materials in its or the Company's possession relating thereto. The Seller undertakes to inform the Purchaser about the general business of the Company in regular intervals (at least once a month), in particular to provide the Purchaser with financial information without undue delay if these are available in accordance with past practices. Business secrets and other information relevant for competition shall be excluded.
9.5.	The Purchaser undertakes to cause the Company to settle any deficit balance of the Company's

Clearing Account with BSG andlor group companies affiliated with the Seller to the extent the Seller or any of its affiliates has directly or indirectly financed BDLG in excess of the amounts calculated pursuant to Clause 6.2.2 (which reflects the expected status as of expiry of June 30, 2013 as calculated on June 25,2013) and relating to the period commencing on the Date of this Agreement without undue delay whenever incurred after the Transfer Date. For the avoidance of doubt, such financing extends to costs incurred by the Seller andlor its affiliated group companies on behalf of the Company as a consequence of the transition of the Company's business from Seller to BDLG, in particular lease payments relating to the business premises used by the Company (until the expiry of the lease period on December 31, 2013, and including any claims arising out of the lease agreement), vehicles, including vehicle tax and fuel, and potential other costs of similar nature, where the transfer is not yet completed and BSG is still debtor of amounts attributable to services and/or transactions relating to the Company's business up to a maximum amount of EUR 300,000.00. The Purchaser shall indemnify and hold harmless the Seller if subsequent to the Transfer Date the Company fails to comply with its obligation to compensate Seller and/or companies affiliated with the Seller for these costs incurred on behalf of the Company as a consequence of the transition of the Company's business from Seller to BDLG. The same obligation shall apply to Seller if the Company incurs such costs on account of BSG and/or any of its affiliated group companies as a consequence of the transition of the

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Company's business from Seller to BOLG. It is understood that - save for the settlement of any remaining negative balance of the intercompany Clearing Account mentioned in Clause 6.2.2 - any positive balance of a bank account of the Company at the Transfer Date shall belong to the Company.

9.6,	Notwithstanding the measures taken in connection with the Closing Events pursuant to Clause 6.2.3, the Purchase)' undertakes to change without undue delay after the Transfer Date the firm name ofBOLG in such a way that (at least) the designation "Brink's" is deleted andlor replaced from the firm name. The Seller tolerates that BOLG for a brief transition period may use the trade name "Brink's" as mark andlor logo on existing workwear of employees and BOLO equipment, stationery, etc. For the avoidance of doubt, this right shall in no event constitute any transferable or sub-licensable free of charge license. The term of transition during which the Seller forebears such use of existing "Brink's" marks shall not exceed three (3) weeks after the Transfer Date.
9.7,	The Purchaser acknowledges that the landlord of the premises used by BOLG in Frankfurt Airport Center 2, Hugo-Eckener-Ring, 60549 Frankfurt am Main, has not yet consented to the transfer of the lease agreement from the Seller to BOLO, and that therefore the lease guarantee could not yet be replaced by BOLG. The Purchaser undertakes to procure that this guarantee is immediately substituted by a guarantee in the (new) amount of EUR 73,500.00 of either BOLO, the Purchaser, or any third party (e.g. bank) in order to effectuate the consent by the landlord. Furthermore, the Purchaser shall indemnify and hold harmless the Seller from any demands of the landlord on account of the guarantee provided by Seller, if such claim relates to incidents for which BOLG is responsible.
10,	Non-Compete Covenant, Confidentiality, Non-Solicitation
10.J.	The Seller herewith undertakes vis-a-vis the Purchaser and the Company for a period of three (3) years from the Transfer Date that neither the Seller nor any of Seller's Affiliates engage directly or indirectly in Competition within the Contract Territory with the Company andlor the Purchaser.
(a)	The "Contract Territory" pursuant to this provision shall comprise the area of the Federal Republic of Germany.
(b)	"Competition" pursuant to this provision is all direct or indirect engagement in or for or directly related to the Business, as well as the participation in such domestic or foreign companies in whatsoever kind, which are competing with the Company, with the exception of participations not exceeding 5%, and with the exception of cargo screening services in connection with supply chain management services, as well as the business operated as Global Services business by Brink's group companies (international air freight forwarding business, including air courier services).
10.2.	It is hereby agreed that the covenant not to compete of Clause 10.1 applies mutatis mutandis to any disclosure by the Seller of confidential information relating to the Business of the Company except if and to the extent the information is or becomes public knowledge, is disclosed to SeIler legally and in good faith from another source, is discovered by the Seller otherwise than by disclosure from the Purchaser 01' one of its affiliates, or is required to be disclosed by the Seller to a governmental authority.
10.3.	The Parties mutually undertake to keep any details regarding the existence or contents of this Agreement secret and confidential vis-A-vis any third patty, except if and to the extent the in-

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formation is or becomes public knowledge, is disclosed to either Party legally and in good faith from another source, is discovered by either Party otherwise than by disclosure from the other Patty or an Affiliate, 01' is required to be disclosed by law or applicable stock exchange or other regulatory requirements, in which case prior written notice to the other Parties shall be given. In such case, the Parties shall limit the disclosure to the minimum required by law or applicable stock exchange or other regulatory requirements. No press releases or other public communication regarding the transactions contemplated hereby shall be made by either Patty without the prior written approval of the other Parties. The Parties also undertake to procure that their Affiliates strictly comply with these confidentiality obligations correspondingly.

10.4.	For a period of two (2) years from the Transfer Date, the Seller undertakes that neither the SelIer nor any of Seller's Affiliates shall at any time directly or indirectly by themselves or in conjunction with any other party or venture, solicit any of the salaried employees, managers or officers of the Company to leave their present or future functions within the Company 01' employ directly or indirectly such salaried employees, managers or officers.
10.5.	If the Seller or any of Seller's Affiliate breaches any of the provisions of Clause 10.1 or Clause 10.2 the Purchaser may demand that such violation be discontinued and may claim damages 01' the recovery of the profits made as a result of the forbidden competition.
11.	Purchaser's Warranties

As of the Date of this Agreement the Purchaser hereby guarantees to the Seller by way of a separate guarantee pursuant to Section 3 II para. I BGB that the following statements are true and correct:

11.1.	Corporate Status; Authorization

The Purchaser is a German company with limited liability, validly registered in the competent Commercial Register, duly organized, validly existing and in good standing under the laws of Germany. It has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to acquire the Sale Shares from the Seller and to consummate the transactions contemplated herein. The Purchaser has taken all corporate actions required to have been taken by it with respect to the execution and delivery of this Agreement, and the performance by the Purchaser of his obligations hereunder. The approvals by the shareholders of the Purchaser of the execution and delivery of this Agreement. or the consummation of the transactions contemplated herein, have been obtained.

11.2.	Compliance with Laws

The Purchaser and its Affiliates maintain internal compliance policies and controls appropriate for the respective type of services, which effectively protect the ethical standards and business practices and prevented improper payments, including gifts, gratuities, facilitating payments, immoral entertainment, bribery, kickbacks, or illegal or inappropriate political and charitable contributions. At all times effective control and reasonable documentation for the compliance with its standards and regulations have been maintained, and to Purchaser's best knowledge no violation or conflict with applicable compliance laws occurred in the course of the last five (5) years preceding the Date of this Agreement.

Neither the Purchaser nor any of its Affiliates or representatives made any gifts, entertainment, travel, or gratuities to any government employee or representative of national, regional or local governments, municipalities, sovereigns or political parties and/or entities or persons controlled,

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owned or employed by such entities with which the Purchaser 01' Affiliate relating to its business, 01' any agents, distributors, representatives and/or consultants on these businesses' behalf have done business, or from which the Purchaser on behalf or for the benefit of its business has sought approvals, licenses, or permits to do substantial business at any time in the past.

11.3.	Enforceability

This Agreement has been duly and validly executed and delivered by the Purchaser and, assuming that this Agreement has been duly and validly executed and delivered by the Purchaser, this Agreement constitutes or will constitute valid and binding obligations to the Purchaser enforceable against it in accordance with its respective terms.

11.4.	No Violation

The execution and delivery of this Agreement, the consummation of the transactions contemplated herein does not violate the articles of association, partnership agreement, or other corporate documents, as the case may be, or any other legal obligations of the Purchaser, and is not subject to challenge (Anfechtung) by any third party on any legal basis, including without limitation on the basis of any creditor protection laws. The execution and delivery of this Agreement, the consummation of the transactions contemplated herein, and the performance or satisfaction of the terms and conditions hereof 01' thereof does not constitute and will not constitute a breach or default (or an event which, with the lapse of time or the giving of notice, or both, would constitute a breach or default) under, or conflict with, any material contract.

11.5.	Governmental Approvals and Filings, Consent Required

The Purchaser is not required to obtain any consent, approval or authorization of, or to make any declaration 01' filing with, any governmental authority for the valid execution and delivery of this Agreement to which it is a part or the consummation of the transactions contemplated herein.

11.6.	Indemnification

If any of the guaranties given in this Section II is totally or partially incorrect, the Purchaser shall inform the Seller in due time and shall be liable for any and all damages reasonably incurred by the Seller as a result of such total or partial incorrectness.

12.	Notices, Mailing Addresses
12.1.	All notices required in respect to this Agreement or to the related operations shall be either delivered by hand personally with acknowledgement of receipt or sent by registered mail or via courier; the notice may be faxed on the condition that a confirmatory hard copy is sent by registered mail with acknowledgement of receipt or by courier services (at the latest one Business Day after the fax).
12.2.	Notices which are directed to the Seller are to be sent in writing to the following address:

Brink's Sicherheit GmbH
Attn: Managing Director
Insterburger Strafie 7a, 60487
Frankfurt am Main
Fax No.: +49 (0)69 24775-1194

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12.3.	Notices which are directed to the Purchaser are to be sent in writing to the following address:

I-SEC Germany GmbH
Attn: Managing Director
Kanalstr, 16,
D·655 1 0 HUnstetten,
Fax No.: +49 (0)6438 92 87 530

12.4.	Each Party to this Agreement may at any time change its address by giving notice in writing to the other Patties. Any such amendment shall be notified to the other Parties without undue delay.
13.	Costs

Costs in connection with the notarization of this Agreement and its execution shall be borne by the Purchaser. In all other respects, unless specifically provided otherwise, each Party shall bear its own costs, in partieu lar the costs of its own advisers.

14.	Final Provisions
14.I.	Claims and other rights out of or in connection with this Agreement can only be transferred with the prior written consent of the respective other Patty. Consent is not required with regard to transfers from the Purchaser to an Affiliated Company, provided that the Purchaser shall remain liable to the Seller under this Agreement.
14.2.	Neither Party shall make any public announcement of the transactions contemplated herein except at a time and in a manner agreed by both Patties in writing or required under the applicable laws and regulations.

If an announcement or the press release is required by law or applicable administrative procedure including, without limitation, any regulation of any stock exchange upon which the shares of any Patty or any of their respective Affiliates are traded, the consent from the other Party is not required, it being understood that the existence of said requirement shall be notified to the other Patty within a reasonable time and the content of such announcement or press release shall be discussed by reference to this Clause.

14.3.	Amendments and alterations to this Agreement, including this Clause 14.3, and its Schedules, are only valid if they are made in writing or, if required by applicable law, in any stricter form (e.g. notarization).

This Agreement represents the entire agreement between the Parties as do the provisions of the recitals, preamble, and the Schedules attached. Side agreements do not exist, except for the nondisclosure agreements between the Seller and the Purchaser' group company, in particular I· SEC Germany GmbH, Kanalstr. 16, 65510 Hunstetten.

14.4.	All disputes arising in connection with this Agreement and its Schedules or its validity shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) without recourse to the ordinary courts of law. The place of arbitration is Frankfurt

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am Main. The arbitral tribunal shall consist of three (3) arbitrators. The language of the arbitral proceedings shall be English.

14.5.	In the event that applicable mandatory law requires any matter arising out of or in connection with this Agreement and its implementation to be decided by an ordinary cOUl1 of law, the competent court in Frankfurt am Main shall have exclusive jurisdiction.
14.6.	This Agreement shall be governed by, and construed in accordance with, the laws of the Federal Republic of Germany, excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG) and the German conflict oflaws rules.
14.7.	If any term 01' provision of this Agreement is or becomes ineffective the remainder of this Agreement shall not be affected. The Parties undertake to substitute the ineffective term or provision by an effective one that as far as legally permitted comes as close as possible to the intended economic purpose of the ineffective one. The same shall apply to any gap this Agreement may have.

IV.

Executed Copies and Instructions

1.1.	The Parties instruct the Notary Public to send to:
(a)	the Seller, one certified copy of this notarial deed;
(b)	the Company, one certified copy of this notarial deed;
(c)	the Purchaser, one certified copy of this notarial deed;
(d)	the law firm Arnecke Siebold Rechtsanwalte Partnerschaftsgesellschaft, attn.: Dr. Michael Schmidt, Hamburger Allee 4, 60486 Frankfurt am Main, one certified copy of this notarial deed;
(e)	the law firm FPS Rechtsanwalte und Notare, attn.: Dr. Holger Jakob, Eschersheimer Landstrasse 25-27,60322 Frankfurt am Main, one certified copy of this notarial deed, and
(f)	the local tax office competent for the Company according to Section 54 para 1 EStDV, one certified copy of this notarial deed.
1.2.	Furthermore, the Parties instruct the Notary Public to file without undue delay a new shareholders' list upon receipt of a signed copy of the Closing Confirmation of either Party, Seller (Deponent 1) or Purchaser (Deponent 2), and/or either of their representatives mentioned in Section IV. l.l (d) and IV.l.l(e).

The Notary Public advised the parties as follows:

1.	When a German notary records a transfer of shares in a limited liability company incorporated under German law he is required, inter alia, to submit without undue delay a list of shareholders as soon as the transfer has become effective. This list of shareholders must show the shares held by the parties to the deed as well as the nominal values of these shares.

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2.	For legal purposes, in particular in relation to the company, anyone who is entered into the list of shareholders is deemed as the owner of a share. A legal transaction undertaken by the Purchaser in respect of the shareholding will only be deemed as valid ab initio, if a (new) list is entered into the commercial register following that legal transaction, failing which the transaction takes no effect. Caution should be used therefore if the Purchaser enters into legal transactions prior to entering the list of shareholders in the commercial register.

If the seller was entered into the list of shareholders incorrectly, the purchaser may obtain ownership of the share in good faith.

No good faith acquisition is possible if,

the list of shareholders has been incorrect for less than three years at the time of the acquisition and the true owner cannot be held responsible for not having been entered. Thereafter he is no longer protected, the purchaser is aware of the incorrectness or if he is unaware of it as a result of gross negligence,

an objection has been raised in relation to the list of shareholders, i.e. its correctness has been questioned by the commercial register.

3.	If a transfer of shares is made under one or more conditions the notary must not file an amended list of shareholders with the commercial register until the parties have notified him of the condition or conditions being met.
4.	The purchaser is liable together with the seller for any contributions to the share capital which is outstanding at the time of registration of the list of shareholders in the commercial register.
5.	The seller will be liable if any contributions towards a share that have not yet been made cannot be collected from the purchaser at the time of such contribution becoming due and payable.
6.	The notary is unaware of the tax situations of the parties. He did not review any tax effects that this agreement might have. The parties may be required to notify this agreement to the relevant real estate transfer tax authorities if the company holds interests, either directly or indirectly, in other companies to whose assets real property belongs.
7.	The notary is required under sec. 54 of the Income Tax Implementation Ordinance to furnish the tax authorities with a certified copy of this deed.
8.	The parties are jointly and severally liable for the costs incurred by this deed. Any agreements deviating therefrom in this deed only have effect in the internal relationship of the parties.

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9.	Incorrect or incomplete information or oral side agreements, in particular concerning the purchase price, can render the whole Agreement invalid.

Thereupon, this notarial deed including its Schedules III.7.S.5 and III.7.8.2 was read aloud to the deponents by the Notary Public and approved by the deponents.

Schedule 7.5.1 was presented to and approved by and personally initialed by the deponents, who expressly waived the reading in accordance with Section 14 of the German Act on Notarizations (Beurkun-dungsgesetz).

Finally, this notarial deed was signed by the deponents and the Notary Public in their own hands as follows:

/s/ Ran Langer
/s/ Klaus MUller, Notar
/s/ Oliever Hecht

LS

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